SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)[1]

UAL CORPORATION

(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)
902549500
(CUSIP Number)
December 6, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1(b)

        ☐ Rule 13d-1(c)

        ☐ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 902549500	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Aon Fiduciary Counselors Inc. 22-3709903

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
	Not Applicable	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION The State of organization is Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 902549500	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Aon Corporation 36-3051915

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
	Not Applicable	(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION The State of organization is Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12	TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:
UAL Corporation
Item 1(b).	Address of Issuer's Principal Executive Offices:
1200 East Algonquin Road Elk Grove Township, Illinois 60007
Item 2(a).	Name of Persons Filing:
Aon Fiduciary Counselors Inc. ("Aon Fiduciary Counselors") is filing this Schedule 13G on behalf of itself and its parent, Aon Corporation ("Aon"). Aon Fiduciary Counselors is an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and is a wholly owned direct subsidiary of Aon.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Aon Fiduciary Counselors' principal business address 200 East Randolph Street, Chicago, Illinois 60601.
Aon's principal business address is 200 East Randolph Street, Chicago, Illinois 60601.
Item 2(c).	Citizenship:
Aon Fiduciary Counselors and Aon are both corporations organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $.01 per share ("Common Stock")
Item 2(e).	CUSIP Number:
902549500
Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the persons filing are:
Aon Fiduciary Counselors is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
Aon is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3 (a) (6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3 (a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership:
See Items 5 through 9 and Item 11 on pages 2 through 3.
(a) Amount beneficially owned: -0- shares of Common Stock
(b) Percent of class: 0.0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote— -0-
(ii) Shared power to vote or direct the vote— -0-
(iii) Sole power to dispose or to direct the disposition of— -0-
(iv) Shared power to dispose or to direct the disposition of— -0-
Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
NOT APPLICABLE
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Aon is a parent holding company of Aon Fiduciary Counselors and, accordingly, has joined in the filing of this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G).
Item 8.	Identification and Classification of Members of the Group:
NOT APPLICABLE
Item 9.	Notice of Dissolution of Group:
NOT APPLICABLE
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AON FIDUCIARY COUNSELORS INC. Date: December 23, 2002
By:	/s/ NELL HENNESSY Name: Nell Hennessy Title: President
AON CORPORATION Date: December 23, 2002
By:	/s/ PATRICK G. RYAN Name: Patrick G. Ryan Title: Chairman and Chief Executive Officer